ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

DIRECTOR SHAREHOLDING

We have received notification today of the following sale of securities in Reed Elsevier PLC and Reed Elsevier NV, by Mr A Prozes, a director of Reed Elsevier PLC and Reed Elsevier NV.

Reed Elsevier PLC

2,017 ADRs (representing 8,068 Reed Elsevier PLC ordinary shares) were sold between 5 and 6 August 2004 at an average price of US$34.97 per ADR.

Reed Elsevier NV

14,040 ordinary shares were sold on 5 August 2004 at a price of €10.63 per share.

Mr Prozes is selling the above shares as a consequence of his divorce settlement.  Following the transaction, Mr Prozes still holds an interest in 102,809 Reed Elsevier PLC ordinary shares and 63,454 Reed Elsevier NV ordinary shares.